SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF No. 06.164.253/0001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JANUARY 18, 2024

1	DATE, TIME AND PLACE: Held on January 18, 2024, at 10:30 am, in hybrid form, at the headquarters of Gol Linhas Aéreas Inteligentes S.A. ("Company"), at Praça Comandante Linneu Gomes, s/nº, Portaria 3, in the Board of Directors Meeting Room, Jardim Aeroporto, Zip Code 04626-020, in the city and state of São Paulo.
2	CALL AND ATTENDANCE: The call notice was submitted in accordance with article 19 of the Company's bylaws (“Bylaws”), and a majority of the members of the Board of Directors attended the meeting.
3	PRESIDING BOARD: Taking the chair Mr. Constantino de Oliveira Junior, invited Ms. Renata Domingues da Fonseca Guinesi to act as secretary.
4	AGENDA: To discuss and resolve on: (i) the increase in the Company's share capital, within the authorized capital limit, as a result of the exercise of options to purchase shares issued by the Company by participants in the Stock Option Plan approved at the Company's Extraordinary General Meeting of October 7, 2020 ("Plan" and "SOP Capital Increase", respectively); (ii) the consequent amendment, ad referendum of the Company's General Meeting, of the main section of article 5 of the Bylaws; and (iii) authorization to the Company's Officers to perform any and all acts and sign any and all documents necessary or convenient to the matters set forth in the items above.
5	DELIBERATIONS: Once a quorum was present and this meeting was validly installed, the members of the Board of Directors decided, by unanimous vote of the members present, without any reservations, as follows:
(i)	to approve the SOP Capital Increase, within the limit of the authorized capital, in the total amount of R$1,469,856.68 (one million, four hundred and sixty-nine thousand, eight hundred and fifty-six reais and sixty-eight centavos), by means of the issuance of 561,014 (five hundred and sixty-one thousand and fourteen) registered, book-entry preferred shares with no par value by the Company, at an issuance price of R$2.62 (two reais and sixty-two centavos) per share, with the Company's share capital now amounting to R$4,199,625,469.76 (four billion, one hundred and ninety-nine million, six hundred and twenty-five thousand, four hundred and sixty-nine reais and seventy-six centavos), divided into 2,863,682,500 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand and five hundred) common shares and 337,480,418 (three hundred and thirty-seven million, four hundred and eighty thousand, four hundred and eighteen) preferred shares, all nominative, book-entry and without par value. The preferred shares issued herein are identical to the existing preferred shares and will therefore be entitled to the same rights as the other preferred shares issued by the Company. In accordance with the provisions of article 171, paragraph 3 of Law No. 6404, of December 15, 1976, as amended ("Brazilian Corporate Law"), the Company's current shareholders will have no preemptive right for the subscription of the shares issued under the SOP Capital Increase.

(ii)	to approve, as a result of the resolution above, the amendment to the heading of Article 5 of the Company's Bylaws, ad referendum of the Company's General Meeting, which shall come into force with the following wording:

“Article 5 - The fully subscribed and paid-up share capital is R$4,199,625,469.76 (four billion, one hundred and ninety-nine million, six hundred and twenty-five thousand, four hundred and sixty-nine reais and seventy-six centavos), divided into 3,201,162,918 (three billion, two hundred and one million, one hundred and sixty-two thousand, nine hundred and eighteen) shares, of which 2,863,682,500 (two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand and five hundred) common shares and 337,480,418 (three hundred and thirty-seven million, four hundred and eighty thousand, four hundred and eighteen) preferred shares, all nominative, book-entry and without par value.”

(iii)	to authorize the Company's managers to take all measures and carry out all acts related to the implementation of the matters resolved under the terms above, all acts and measures that have already been taken or carried out relating to the matters approved herein being hereby ratified.
6	CLOSING, DRAWING UP THE MINUTES AND SIGNATURE: There being no further business, the meeting was adjourned for the drawing up of these minutes, which, having been read, checked and approved without restrictions or reservations, were signed by the members of the board and the members of the Board of Directors present. Signatures: Board: Constantino de Oliveira Junior - Chairman; Renata Domingues da Fonseca Guinesi - Secretary; Members of the Board of Directors attending: Constantino de Oliveira Junior, Germán Pasquale Quiroga Vilardo, Anmol Bhargava, Marcela de Paiva Bomfim Teixeira, Adrian Neuhauser e Philip Michael Schiemer.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, January 18, 2024.

Constantino de Oliveira Junior Chairman	Renata Domingues da Fonseca Guinesi Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer